EXHIBIT 99.1

Brookfield Business Partners Reports First Quarter 2023 Results

BROOKFIELD, News, May 05, 2023 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBUC, BBU; TSX: BBUC, BBU.UN) announced today financial results for the quarter ended March 31, 2023.

“We generated solid financial results to start the year supported by the quality of our operations and continued progress on our value creation initiatives,” said Cyrus Madon, CEO of Brookfield Business Partners. “Our focus is on continuing to surface value within our operations and advancing monetization activities, including the sale of Westinghouse, which is on track to close later this year.”

	Three Months Ended March 31,
US$ millions (except per unit amounts), unaudited	2023	2022[5]
Net income attributable to unitholders[1]	$74	$16
Net income per limited partnership unit[2]	$0.34	$0.10

Adjusted EBITDA[3]	$622	$486

Net income attributable to unitholders for the three months ended March 31, 2023 was $74 million ($0.34 per limited partnership unit) compared to net income of $16 million ($0.10 per limited partnership unit) in the prior period.

Adjusted EBITDA for the three months ended March 31, 2023 was $622 million compared to $486 million in the prior period, reflecting increased contribution from our Infrastructure Services and Business Services segments.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended March 31,
US$ millions, unaudited	2023	2022[5]
Infrastructure Services	$225	$208
Industrials	219	217
Business Services	212	94
Corporate and Other	(34)	(33)
Adjusted EBITDA[3]	$622	$486

Our Infrastructure Services segment generated Adjusted EBITDA of $225 million for the three months ended March 31, 2023, compared to $208 million during the same period in 2022. Results benefited from the contribution of lottery services which we acquired in April 2022, partially offset by reduced contribution from offshore oil services.

Our Industrials segment generated Adjusted EBITDA of $219 million for the three months ended March 31, 2023, compared to $217 million during the same period in 2022. Increased performance at our advanced energy storage operation driven by higher overall battery volumes was offset by reduced contribution from graphite electrode operations during the quarter.

Our Business Services segment generated Adjusted EBITDA of $212 million for the three months ended March 31, 2023, compared to $94 million for the same period in 2022. Results benefited from the contribution of recent acquisitions and improved performance at our Indian non-bank financial services operation. Current period results included contribution from dealer software and technology services and our Australian residential mortgage lender which we acquired in July 2022 and May 2022, respectively.

The following table presents Adjusted EFO4 by segment:

	Three Months Ended March 31,
US$ millions, unaudited	2023	2022[5]
Infrastructure Services	$86	$139
Industrials	162	122
Business Services	213	60
Corporate and Other	(80)	(31)

Adjusted EFO for the three months ended March 31, 2023 reflected increased contributions from our Business Services and Industrials operating segments. Adjusted EFO in the current period included approximately $130 million of net gains primarily related to the sale of public securities and our residential property management operation.

Strategic Initiatives

  Capital Recycling
  We recently received approval from the Committee on Foreign Investment in the United States (CFIUS) for the sale of Westinghouse and are progressing other regulatory approvals required to close the transaction which is expected in the third quarter of 2023. During the quarter we sold public securities and our residential property management operation. Our share of total net proceeds from these sales was approximately $195 million.
  Refinancings
  Subsequent to quarter end Clarios, our advanced energy storage operation, received commitments for and priced a $2.75 billion term loan at SOFR plus 3.75% maturing in 2030 and $750 million in senior secured notes with a coupon of 6.75% maturing in 2028. Total proceeds raised of $3.5 billion were upsized from the initial offering of $1.5 billion. Proceeds from the offering will be used to repay the existing term loan facility maturing in 2026 which as a result extends maturities through 2030 with virtually no increase to the overall cost of borrowings.
  Unit Repurchase Program
  For the quarter ended March 31, 2023 Brookfield Corporation, the parent company of Brookfield Business Partners, purchased 374,533 of Brookfield Business Partners L.P. units. As an affiliate, Brookfield Corporation’s unit purchases were completed under our normal course issuer bid (NCIB).

Liquidity

We ended the quarter with approximately $1.6 billion of liquidity at the corporate level including $282 million of cash and liquid securities and $1.3 billion of availability on our term credit facilities.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on June 30, 2023 to unitholders of record as at the close of business on May 31, 2023.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
  Net income (loss) per limited partnership unit calculated as net income (loss) attributable to limited partners divided by the average number of limited partnership units outstanding for the three months ended March 31, 2023 which was 74.6 million (March 31, 2022: 76.7 million).
  Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization, gains (losses) on acquisition/disposition, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income (expense), net, and distributions to preferred equity holders. The partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statement of operating results. The partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the partnership’s operations and excludes items that the partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income to Adjusted EBITDA included elsewhere in this release.
  Adjusted EFO is the partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statement of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations. Adjusted EFO allows the partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the partnership to evaluate the performance of its segments on a levered basis.
  On January 1, 2023, our residential mortgage insurer adopted a new accounting standard, IFRS 17 - Insurance Contracts (“IFRS 17”). Our comparative period information has been adjusted to present the results of our residential mortgage insurer measured in accordance with IFRS 17. The new IFRS 17 accounting standard has no impact on the fundamental economics or cash flow of the business. Total earnings recognized over the duration of an insurance contract is unchanged, however the timing of revenues and earnings is impacted by the new IFRS 17 measurement model. Compared to the previous accounting standard, the recognition of revenue in accordance with IFRS 17 will have more sensitivity to changes in macroeconomic variables and will generally be slower except in periods of rapidly increasing home prices. Losses on claims will largely be unchanged with the adoption of IFRS 17, but loss ratios will be higher during periods of slower revenue recognition in accordance with IFRS 17.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation, or Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $825 billion of assets under management.

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR, and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ first quarter 2023 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on May 5, 2023 at 10:30 a.m. Eastern Time at BBU2023Q1Webcast or participants can preregister at BBU2023Q1ConferenceCall. Upon registering, participants will be emailed a dial-in number, direct passcode, and unique PIN. A replay of the webcast will be available at https://bbu.brookfield.com.

Brookfield Business Partners L.P. Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	March 31, 2023		December 31, 2022[1]

Assets
Cash and cash equivalents		$3,045		$2,870
Financial assets		12,887		12,908
Accounts and other receivable, net		7,650		7,278
Inventory and other assets		7,965		7,559
Property, plant and equipment		16,218		15,893
Deferred income tax assets		1,305		1,245
Intangible assets		23,618		23,953
Equity accounted investments		2,083		2,065
Goodwill		15,474		15,479
Total Assets		$90,245		$89,250

Liabilities and Equity
Liabilities
Corporate borrowings		$2,030		$2,100
Accounts payable and other		20,557		20,430
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		45,072		44,593
Deferred income tax liabilities		3,769		3,698

Equity
Limited partners	$1,464		$1,408
Non-controlling interests attributable to:
Redemption-exchange units	1,367		1,318
Special limited partners	—		—
BBUC exchangeable shares	1,431		1,378
Preferred securities	1,490		1,490
Interest of others in operating subsidiaries	13,065		12,835
		18,817		18,429
Total Liabilities and Equity		$90,245		$89,250

Notes:

  Comparative prior period results have been adjusted in accordance with the new IFRS 17 accounting standard adopted at our residential mortgage insurer on January 1, 2023.

Brookfield Business Partners L.P. Consolidated Statements of Operating Results

	Three Months Ended March 31,
US$ millions, unaudited	2023	2022[1]

Revenues	$13,758	$13,427
Direct operating costs	(12,466)	(12,591)
General and administrative expenses	(401)	(298)
Interest income (expense), net	(865)	(460)
Equity accounted income (loss), net	25	50
Gain (loss) on acquisitions/dispositions, net	81	—
Other income (expense), net	129	(99)
Income (loss) before income tax	261	29
Income tax (expense) recovery
Current	(126)	(79)
Deferred	68	40
Net income (loss)	$203	$(10)
Attributable to:
Limited partners	$25	$8
Non-controlling interests attributable to:
Redemption-exchange units	24	7
Special limited partners	—	—
BBUC exchangeable shares	25	1
Preferred securities	22	—
Interest of others in operating subsidiaries	107	(26)

Notes:

  Comparative prior period results have been adjusted in accordance with the new IFRS 17 accounting standard adopted at our residential mortgage insurer on January 1, 2023.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures

	Three Months Ended March 31, 2023
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$176	$101	$(31)	$(43)	$203

Add or subtract the following:
Depreciation and amortization expense	253	303	344	—	900
Gain (loss) on acquisitions/dispositions, net	(67)	(14)	—	—	(81)
Other income (expense), net[1]	29	(187)	28	1	(129)
Income tax (expense) recovery	39	7	35	(23)	58
Equity accounted income (loss), net	(2)	(9)	(14)	—	(25)
Interest income (expense), net	241	260	333	31	865
Equity accounted Adjusted EBITDA[2]	14	42	15	—	71
Amounts attributable to non-controlling interests[3]	(471)	(278)	(491)	—	(1,240)
Adjusted EBITDA	$212	$225	$219	$(34)	$622

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $234 million of net gains on the extinguishment and modification of debt, $47 million of business separation expenses, stand-up costs and restructuring charges, $21 million of transaction costs, and $37 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures

	Three Months Ended March 31, 2022[4]
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$3	$52	$(34)	$(31)	$(10)

Add back or deduct the following:
Depreciation and amortization expense	106	251	337	—	694
Other income (expense), net[1]	(4)	44	59	—	99
Income tax expense (recovery)	(8)	(2)	62	(13)	39
Equity accounted income (loss), net	(5)	(19)	(26)	—	(50)
Interest income (expense), net	74	131	244	11	460
Equity accounted Adjusted EBITDA[2]	9	26	23	—	58
Amounts attributable to non-controlling interests[3]	(81)	(275)	(448)	—	(804)
Adjusted EBITDA	$94	$208	$217	$(33)	$486

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $17 million of net revaluation losses, $29 million of business separation expenses, stand-up costs and restructuring charges, $19 million of transaction costs and $34 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.
  Comparative prior period results have been adjusted in accordance with the new IFRS 17 accounting standard adopted at our residential mortgage insurer on January 1, 2023.

Brookfield Business Corporation Reports First Quarter 2023 Results

Brookfield, News, May 5, 2023 – Brookfield Business Corporation (NYSE, TSX: BBUC) announced today its net income (loss) for the quarter ended March 31, 2023.

	Three Months Ended March 31,
US$ millions, unaudited	2023	2022

Net income (loss) attributable to Brookfield Business Partners	$(140)	$(164)

Net loss attributable to Brookfield Business Partners for the three months ended March 31, 2023 was $140 million compared to $164 million during the same period in 2022. Current period results included contribution from our dealer software and technology services operation which we acquired in July 2022 and a remeasurement loss on our exchangeable and class B shares that are classified as liabilities under IFRS. As at March 31, 2023, the exchangeable and class B shares were remeasured to reflect the closing price of $18.62 per unit.

Dividend

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per share, payable on June 30, 2023 to shareholders of record as at the close of business on May 31, 2023. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution declared today by the Board of Directors of the general partner of Brookfield Business Partners on its units.

Additional Information

Each exchangeable share of Brookfield Business Corporation has been structured with the intention of providing an economic return equivalent to one unit of Brookfield Business Partners L.P. Each exchangeable share will be exchangeable at the option of the holder for one unit. Brookfield Business Corporation will target that dividends on its exchangeable shares will be declared and paid at the same time as distributions are declared and paid on the Brookfield Business Partners’ units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of units.

In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review the Letter to Unitholders, Supplemental Information and other continuous disclosure filings which are available at https://bbu.brookfield.com.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR and are available at https://bbu.brookfield.com/bbuc under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Brookfield Business Corporation Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	March 31, 2023		December 31, 2022

Assets
Cash and cash equivalents		$810		$736
Financial assets		475		497
Accounts and other receivable, net		3,512		3,191
Inventory, net		655		635
Other assets		1,809		1,466
Property, plant and equipment		3,731		3,765
Deferred income tax assets		674		626
Intangible assets		9,037		9,295
Equity accounted investments		247		251
Goodwill		6,628		6,914
Total Assets		$27,578		$27,376

Liabilities and Equity
Liabilities
Accounts payable and other		$7,648		$7,639
Non-recourse borrowings in subsidiaries of Brookfield Business Corporation		13,196		12,913
Exchangeable and class B shares		1,358		1,237
Deferred income tax liabilities		1,490		1,516

Equity
Brookfield Business Partners	$192		$359
Non-controlling interests	3,694		3,712
		3,886		4,071
Total Liabilities and Equity		$27,578		$27,376

Brookfield Business Corporation Consolidated Statements of Operating Results

	Three Months Ended March 31,
US$ millions, unaudited	2023	2022

Revenues	$2,921	$2,251
Direct operating costs	(2,551)	(2,025)
General and administrative expenses	(107)	(68)
Interest income (expense), net	(279)	(107)
Equity accounted income (loss), net	(3)	1
Gain (loss) on acquisitions/dispositions, net	14	—
Remeasurement of exchangeable and class B shares	(121)	(168)
Other income (expense), net	(57)	(43)
Income (loss) before income tax	(183)	(159)
Income tax (expense) recovery
Current	(45)	(16)
Deferred	43	12
Net income (loss)	$(185)	$(163)
Attributable to:
Brookfield Business Partners	$(140)	$(164)
Non-controlling interests	(45)	1

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as regarding recently completed and proposed acquisitions, dispositions, and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “views,” “potential,” “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom, including the anticipated sale of Westinghouse; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics including COVID-19; the possible impact of international conflicts, wars and related developments including Russia’s invasion of Ukraine, terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including in the “Risk Factors” section in our 2022 Annual Report.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this measure is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Unitholders’ results include limited partnership units, redemption-exchange units, general partnership units, BBUC exchangeable shares and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our interim report for the first quarter ended March 31, 2023 furnished on Form 6-K.